# STATEMENT OF INVESTMENTS

**Dreyfus High Yield Strategies Fund**
**June 30, 2006 (Unaudited)**

| Bonds and Notes--141.5% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Advertising--.6%** | | | | |
| Lamar Media, | | | | |
| Gtd. Notes | 6.63 | 8/15/15 | 675,000 | 627,750 |
| RH Donnelley, | | | | |
| Gtd. Notes | 10.88 | 12/15/12 | 690,000 | 760,725 |
| RH Donnelley Finance I, | | | | |
| Gtd. Notes | 10.88 | 12/15/12 | 551,000 a,b | 607,477 |
| | | | | **1,995,952** |
| **Aerospace & Defense--2.1%** | | | | |
| Alliant Techsystems, | | | | |
| Gtd. Notes | 6.75 | 4/1/16 | 915,000 | 882,975 |
| Argo-Tech, | | | | |
| Sr. Notes | 9.25 | 6/1/11 | 1,182,000 b | 1,223,370 |
| BE Aerospace, | | | | |
| Sr. Sub. Notes, Ser. B | 8.88 | 5/1/11 | 1,239,000 b | 1,288,560 |
| DRS Technologies, | | | | |
| Sr. Sub. Notes | 6.88 | 11/1/13 | 438,000 | 423,765 |
| L-3 Communications, | | | | |
| Bonds | 3.00 | 8/1/35 | 550,000 a | 539,000 |
| L-3 Communications, | | | | |
| Gtd. Notes | 7.63 | 6/15/12 | 1,050,000 b | 1,071,000 |
| L-3 Communications, | | | | |
| Sr. Sub. Notes, Ser. B | 6.38 | 10/15/15 | 1,400,000 b | 1,344,000 |
| | | | | **6,772,670** |
| **Agricultural--.4%** | | | | |
| Alliance One International, | | | | |
| Gtd. Notes | 11.00 | 5/15/12 | 1,430,000 b | **1,365,650** |
| **Airlines--.4%** | | | | |
| United AirLines, | | | | |
| Pass-Through Ctfs., Ser. 00-2 | 7.81 | 10/1/09 | 1,153,705 c | **1,203,251** |
| **Automotive, Trucks & Parts--1.4%** | | | | |
| Cooper-Standard Automotive, | | | | |
| Gtd. Notes | 8.38 | 12/15/14 | 525,000 | 416,719 |
| Goodyear Tire & Rubber, | | | | |
| Sr. Notes | 9.00 | 7/1/15 | 2,000,000 | 1,920,000 |
| Polypore International, | | | | |
| Sr. Discount Notes | 0/10.50 | 10/1/12 | 2,003,000 d | 1,331,995 |
| United Components, | | | | |
| Sr. Sub. Notes | 9.38 | 6/15/13 | 675,000 b | 668,250 |
| | | | | **4,336,964** |
| **Banking--1.8%** | | | | |
| Chevy Chase Bank FSB, | | | | |
| Sub. Notes | 6.88 | 12/1/13 | 3,620,000 b | 3,638,100 |
| Colonial Bank/Montgomery AL, | | | | |
| Sub. Notes | 8.00 | 3/15/09 | 750,000 | 778,572 |
| Colonial Bank/Montgomery AL, | | | | |
| Sub. Notes | 9.38 | 6/1/11 | 1,000,000 | 1,116,760 |
| Shinsei Finance Cayman, | | | | |
| Bonds | 6.42 | 1/29/49 | 325,000 a,e | 305,778 |
| | | | | **5,839,210** |
| **Building & Construction--4.2%** | | | | |

| | | | | |
|---|---|---|---|---|
| Beazer Homes USA, | | | | |
| Gtd. Notes | 6.88 | 7/15/15 | 2,000,000 b | 1,830,000 |
| Compression Polymers, | | | | |
| Sr. Notes | 10.50 | 7/1/13 | 1,325,000 a,b | 1,358,125 |
| DR Horton, | | | | |
| Gtd. Notes | 8.50 | 4/15/12 | 2,600,000 b | 2,737,228 |
| Goodman Global Holdings, | | | | |
| Sr. Notes, Ser. B | 8.33 | 6/15/12 | 1,596,000 b,e | 1,603,980 |
| Goodman Global Holdings, | | | | |
| Sr. Sub. Notes | 7.88 | 12/15/12 | 438,000 | 420,480 |
| Nortek, | | | | |
| Sr. Sub. Notes | 8.50 | 9/1/14 | 1,319,000 | 1,282,728 |
| Owens Corning, | | | | |
| Bonds | 7.50 | 8/1/18 | 2,826,000 b,c | 2,486,880 |
| Standard-Pacific, | | | | |
| Sr. Notes | 6.50 | 8/15/10 | 1,600,000 b | 1,508,000 |
| Texas Industries, | | | | |
| Sr. Unscd. Notes | 7.25 | 7/15/13 | 250,000 | 248,750 |
| | | | | **13,476,171** |
| **Chemicals--7.4%** | | | | |
| Airgas, | | | | |
| Gtd. Notes | 9.13 | 10/1/11 | 202,000 | 212,352 |
| Airgas, | | | | |
| Sr. Sub. Notes | 6.25 | 7/15/14 | 1,300,000 b | 1,222,000 |
| Equistar Chemicals/Funding, | | | | |
| Gtd. Notes | 10.13 | 9/1/08 | 1,460,000 b | 1,543,950 |
| Huntsman, | | | | |
| Gtd. Notes | 11.63 | 10/15/10 | 909,000 b | 1,008,990 |
| Huntsman International, | | | | |
| Gtd. Notes | 9.88 | 3/1/09 | 438,000 | 457,710 |
| Huntsman International, | | | | |
| Gtd. Notes | 10.13 | 7/1/09 | 3,516,000 | 3,586,320 |
| IMC Global, | | | | |
| Gtd. Notes, Ser. B | 10.88 | 6/1/08 | 1,000,000 | 1,070,000 |
| Ineos Group Holdings, | | | | |
| Notes | 8.50 | 2/15/16 | 2,900,000 a | 2,729,625 |
| Nalco, | | | | |
| Sr. Sub. Notes | 8.88 | 11/15/13 | 4,508,000 b | 4,564,350 |
| Nova Chemicals, | | | | |
| Sr. Notes | 6.50 | 1/15/12 | 1,170,000 | 1,082,250 |
| Nova Chemicals, | | | | |
| Sr. Unscd. Notes | 8.41 | 11/15/13 | 1,200,000 e | 1,197,000 |
| PQ, | | | | |
| Gtd. Notes | 7.50 | 2/15/13 | 250,000 | 236,250 |
| Rhodia, | | | | |
| Sr. Notes | 10.25 | 6/1/10 | 2,895,000 b | 3,104,888 |
| Rockwood Specialties Group, | | | | |
| Sr. Sub. Notes | 10.63 | 5/15/11 | 1,006,000 b | 1,080,193 |
| Westlake Chemical, | | | | |
| Gtd. Notes | 6.63 | 1/15/16 | 675,000 | 626,906 |
| | | | | **23,722,784** |
| **Commercial & Professional Services--2.9%** | | | | |
| Brickman Group, | | | | |
| Gtd. Notes, Ser. B | 11.75 | 12/15/09 | 888,000 b | 959,040 |
| Corrections Corp of America, | | | | |
| Gtd. Notes | 6.25 | 3/15/13 | 2,475,000 b | 2,338,875 |
| Education Management, | | | | |
| Sr. Notes | 8.75 | 6/1/14 | 1,100,000 a | 1,094,500 |

| | | | | |
|---|---|---|---|---|
| Education Management, | | | | |
| Sr. Sub. Notes | 10.25 | 6/1/16 | 1,600,000 a,b | 1,600,000 |
| Hertz, | | | | |
| Sr. Notes | 8.88 | 1/1/14 | 1,085,000 a | 1,117,550 |
| Hertz, | | | | |
| Sr. Sub. Notes | 10.50 | 1/1/16 | 500,000 a | 532,500 |
| Service Corp International, | | | | |
| Sr. Notes | 8.00 | 6/15/17 | 660,000 a | 620,400 |
| Williams Scotsman, | | | | |
| Gtd. Notes | 8.50 | 10/1/15 | 1,080,000 | 1,071,900 |
| | | | | **9,334,765** |

**Commercial Mortgage Pass-Through Ctfs.--.4%**

| | | | | |
|---|---|---|---|---|
| Global Signal Trust, | | | | |
| Ser. 2006-1, Cl. F, | 7.04 | 2/15/36 | 1,210,000 a | **1,209,096** |

**Consumer Products--1.3%**

| | | | | |
|---|---|---|---|---|
| Chattem, | | | | |
| Sr. Sub. Notes | 7.00 | 3/1/14 | 1,455,000 | 1,418,625 |
| Playtex Products, | | | | |
| Gtd. Notes | 9.38 | 6/1/11 | 2,264,000 b | 2,368,710 |
| Spectrum Brands, | | | | |
| Sr. Sub. Notes | 8.50 | 10/1/13 | 465,000 | 399,900 |
| | | | | **4,187,235** |

**Diversified Financial Services--13.4%**

| | | | | |
|---|---|---|---|---|
| Basell AF SCA, | | | | |
| Gtd. Notes | 8.38 | 8/15/15 | 1,280,000 a | 1,236,800 |
| BCP Crystal US Holdings, | | | | |
| Sr. Sub. Notes | 9.63 | 6/15/14 | 2,280,000 b | 2,485,200 |
| C&M Finance, | | | | |
| Gtd. Notes | 8.10 | 2/1/16 | 350,000 a | 334,901 |
| CCM Merger, | | | | |
| Notes | 8.00 | 8/1/13 | 1,325,000 a | 1,258,750 |
| Consolidated Communications Illinois/Texas Holdings, Sr. | | | | |
| Notes | 9.75 | 4/1/12 | 747,000 b | 773,145 |
| Dow Jones CDX, | | | | |
| Pass-Through Ctfs., Ser. 4-T1 | 8.25 | 6/29/10 | 7,493,760 a,b,f | 7,559,330 |
| E*Trade Financial, | | | | |
| Sr. Notes | 8.00 | 6/15/11 | 400,000 | 410,000 |
| FINOVA Group, | | | | |
| Notes | 7.50 | 11/15/09 | 2,035,920 b | 610,776 |
| Ford Motor Credit, | | | | |
| Notes | 5.63 | 10/1/08 | 1,650,000 b | 1,527,131 |
| Ford Motor Credit, | | | | |
| Sr. Unscd. Notes | 9.75 | 9/15/10 | 3,936,000 a,b | 3,838,395 |
| General Motors Acceptance, | | | | |
| Notes | 6.13 | 1/22/08 | 1,515,000 b | 1,485,653 |
| General Motors Acceptance, | | | | |
| Notes | 7.75 | 1/19/10 | 3,435,000 b | 3,419,883 |
| General Motors Acceptance, | | | | |
| Sr. Unsub. Notes       EUR | 5.38 | 6/6/11 | 1,140,000 g | 1,393,268 |
| General Motors Acceptance International Finance, Gtd. | | | | |
| Notes       EUR | 4.38 | 10/31/07 | 2,000,000 g | 2,519,620 |
| K&F Acquisition, | | | | |
| Gtd. Notes | 7.75 | 11/15/14 | 560,000 | 554,400 |
| Kansas City Southern Railway, | | | | |
| Gtd. Notes | 7.50 | 6/15/09 | 790,000 | 793,950 |
| Kaupthing Bank, | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 7.13 | 5/19/16 | 5,175,000 a | 5,185,629 |
| Leucadia National, | | | | |
| Sr. Notes | 7.00 | 8/15/13 | 1,725,000 b | 1,681,875 |
| Residential Capital, | | | | |
| Gtd. Notes | 6.00 | 2/22/11 | 475,000 | 460,720 |
| Residential Capital, | | | | |
| Sr. Unscd. Notes | 6.38 | 6/30/10 | 3,040,000 b | 3,001,225 |
| Residential Capital, | | | | |
| Sr. Unscd. Notes | 6.88 | 6/30/15 | 1,270,000 | 1,266,619 |
| Stena AB, | | | | |
| Sr. Notes | 7.50 | 11/1/13 | 1,170,000 b | 1,140,750 |
| | | | | **42,938,020** |
| **Diversified Metals & Mining--2.6%** | | | | |
| Consol Energy, | | | | |
| Gtd. Notes | 7.88 | 3/1/12 | 3,182,000 b | 3,301,325 |
| CSN Islands IX, | | | | |
| Gtd. Notes | 10.50 | 1/15/15 | 1,315,000 a,b | 1,453,075 |
| Freeport-McMoRan Copper & Gold, | | | | |
| Sr. Notes | 6.88 | 2/1/14 | 975,000 | 943,313 |
| Freeport-McMoRan Copper & Gold, | | | | |
| Sr. Notes | 10.13 | 2/1/10 | 1,000,000 | 1,066,250 |
| Gibraltar Industries, | | | | |
| Sr. Sub. Notes | 8.00 | 12/1/15 | 900,000 a | 900,000 |
| Southern Copper, | | | | |
| Sr. Notes | 6.38 | 7/27/15 | 650,000 | 624,663 |
| | | | | **8,288,626** |
| **Electric Utilities--14.7%** | | | | |
| AES, | | | | |
| Sr. Notes | 8.88 | 2/15/11 | 2,375,000 b | 2,505,625 |
| AES, | | | | |
| Sr. Notes | 9.38 | 9/15/10 | 7,610,000 b | 8,180,750 |
| Allegheny Energy Supply, | | | | |
| Sr. Unscd. Bonds | 8.25 | 4/15/12 | 5,650,000 a,b | 6,031,375 |
| CMS Energy, | | | | |
| Sr. Notes | 9.88 | 10/15/07 | 1,601,000 b | 1,673,045 |
| Edison Mission Energy, | | | | |
| Sr. Notes | 7.50 | 6/15/13 | 1,465,000 a | 1,443,025 |
| FPL Energy National Wind, | | | | |
| Scd. Bonds | 6.13 | 3/25/19 | 4,379,835 a,b | 4,250,332 |
| Mirant Americas Generation, | | | | |
| Sr. Notes | 8.30 | 5/1/11 | 2,975,000 b | 2,952,688 |
| Mirant North America, | | | | |
| Sr. Notes | 7.38 | 12/31/13 | 4,335,000 a,b | 4,204,950 |
| MSW Energy Holdings/Finance, | | | | |
| Scd. Notes | 8.50 | 9/1/10 | 1,450,000 b | 1,500,750 |
| MSW Energy Holdings II/Finance II, | | | | |
| Gtd Notes, Ser. B | 7.38 | 9/1/10 | 450,000 | 452,250 |
| Nevada Power, | | | | |
| Mortgage Notes | 6.50 | 4/15/12 | 478,000 b | 477,837 |
| Nevada Power, | | | | |
| Mortgage Notes, Ser. A | 8.25 | 6/1/11 | 1,216,000 | 1,305,888 |
| NRG Energy, | | | | |
| Gtd. Notes | 7.25 | 2/1/14 | 1,175,000 | 1,148,563 |
| PSEG Energy Holdings, | | | | |
| Sr. Notes | 10.00 | 10/1/09 | 350,000 | 379,750 |
| Reliant Energy, | | | | |
| Scd. Notes | 9.25 | 7/15/10 | 2,758,000 b | 2,771,790 |
| Reliant Energy, | | | | |

| | | | | |
|---|---|---|---|---|
| Scd. Notes | 9.50 | 7/15/13 | 3,630,000 b | 3,666,300 |
| Sierra Pacific Power, | | | | |
|     Mortgage Notes | 6.25 | 4/15/12 | 425,000 | 419,824 |
| Sierra Pacific Resources, | | | | |
|     Sr. Notes | 8.63 | 3/15/14 | 3,467,000 b | 3,690,088 |
| TECO Energy, | | | | |
|     Sr. Notes | 6.75 | 5/1/15 | 525,000 | 513,188 |
| | | | | **47,568,018** |
| **Environmental Control--3.6%** | | | | |
| Allied Waste North America, | | | | |
|     Gtd. Notes, Ser. B | 9.25 | 9/1/12 | 1,215,000 b | 1,293,975 |
| Allied Waste North America, | | | | |
|     Sr. Notes, Ser. B | 8.50 | 12/1/08 | 9,009,000 b | 9,369,360 |
| Geo Sub, | | | | |
|     Sr. Notes | 11.00 | 5/15/12 | 840,000 b | 848,400 |
| | | | | **11,511,735** |
| **Food & Beverages--3.6%** | | | | |
| Birds Eye Foods, | | | | |
|     Gtd. Notes | 11.88 | 11/1/08 | 225,000 | 230,344 |
| Dean Foods, | | | | |
|     Gtd. Notes | 7.00 | 6/1/16 | 2,340,000 b | 2,275,650 |
| Del Monte, | | | | |
|     Sr. Sub. Notes | 8.63 | 12/15/12 | 1,879,000 b | 1,944,765 |
| Dole Food, | | | | |
|     Debs. | 8.75 | 7/15/13 | 665,000 b | 601,825 |
| Dole Food, | | | | |
|     Sr. Notes | 8.63 | 5/1/09 | 702,000 b | 673,920 |
| Dole Food, | | | | |
|     Sr. Notes | 8.88 | 3/15/11 | 475,000 b | 447,687 |
| Ingles Markets, | | | | |
|     Gtd. Notes | 8.88 | 12/1/11 | 395,000 | 415,244 |
| Smithfield Foods, | | | | |
|     Sr. Notes | 7.00 | 8/1/11 | 1,500,000 b | 1,458,750 |
| Stater Brothers Holdings, | | | | |
|     Sr. Notes | 8.13 | 6/15/12 | 2,375,000 | 2,357,188 |
| Stater Brothers Holdings, | | | | |
|     Sr. Notes | 8.83 | 6/15/10 | 1,115,000 b,e | 1,134,512 |
| | | | | **11,539,885** |
| **Health Care--5.7%** | | | | |
| Angiotech Pharmaceuticals, | | | | |
|     Sr. Sub. Notes | 7.75 | 4/1/14 | 325,000 a | 312,000 |
| Coventry Health Care, | | | | |
|     Sr. Notes | 8.13 | 2/15/12 | 505,000 | 524,569 |
| DaVita, | | | | |
|     Gtd. Notes | 7.25 | 3/15/15 | 1,720,000 b | 1,659,800 |
| Extendicare Health Services, | | | | |
|     Gtd. Notes | 9.50 | 7/1/10 | 791,000 b | 829,561 |
| Fresenius Finance, | | | | |
|     Gtd. Notes      EUR | 5.00 | 1/31/13 | 195,000 a,g | 246,552 |
| HCA, | | | | |
|     Notes | 8.75 | 9/1/10 | 3,570,000 b | 3,781,576 |
| Psychiatric Solutions, | | | | |
|     Gtd. Notes | 7.75 | 7/15/15 | 800,000 | 787,000 |
| Tenet Healthcare, | | | | |
|     Sr. Notes | 9.88 | 7/1/14 | 7,346,000 b | 7,382,730 |
| Triad Hospitals, | | | | |
|     Sr. Sub. Notes | 7.00 | 11/15/13 | 2,918,000 b | 2,852,345 |
| | | | | **18,376,133** |

**Lodging & Entertainment--12.9%**

| | | | | |
|---|---|---|---|---|
| AMC Entertainment, | | | | |
| Sr. Sub. Notes | 9.88 | 2/1/12 | 750,000 b | 750,000 |
| Caesars Entertainment, | | | | |
| Sr. Sub. Notes | 7.88 | 3/15/10 | 1,140,000 | 1,188,450 |
| Caesars Entertainment, | | | | |
| Sr. Sub. Notes | 8.88 | 9/15/08 | 1,848,000 | 1,945,020 |
| Chumash Casino & Resort | | | | |
| Enterprise, Sr. Notes | 9.52 | 7/15/10 | 610,000 a | 639,737 |
| Cinemark, | | | | |
| Sr. Discount Notes | 0/9.75 | 3/15/14 | 3,915,000 b,d | 3,053,700 |
| Cinemark USA, | | | | |
| Sr. Sub. Notes | 9.00 | 2/1/13 | 90,000 | 94,950 |
| Gaylord Entertainment, | | | | |
| Gtd. Notes | 6.75 | 11/15/14 | 775,000 | 730,438 |
| Gaylord Entertainment, | | | | |
| Sr. Notes | 8.00 | 11/15/13 | 200,000 | 200,750 |
| Isle of Capri Casinos, | | | | |
| Gtd. Notes | 9.00 | 3/15/12 | 1,878,000 b | 1,969,552 |
| Leslie's Poolmart, | | | | |
| Sr. Notes | 7.75 | 2/1/13 | 970,000 | 945,750 |
| Mandalay Resort Group, | | | | |
| Sr. Notes | 6.50 | 7/31/09 | 1,825,000 b | 1,797,625 |
| Mandalay Resort Group, | | | | |
| Sr. Sub. Notes | 9.38 | 2/15/10 | 2,000,000 b | 2,115,000 |
| Mashantucket Western Pequot Tribe, | | | | |
| Bonds | 5.91 | 9/1/21 | 2,850,000 a,b | 2,652,347 |
| MGM Mirage, | | | | |
| Gtd. Notes | 8.50 | 9/15/10 | 2,858,000 b | 2,983,038 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Notes | 6.13 | 2/15/13 | 2,225,000 b | 2,105,406 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Sub. Notes | 6.38 | 7/15/09 | 1,800,000 b | 1,761,750 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Sub. Notes | 7.13 | 8/15/14 | 1,375,000 | 1,337,188 |
| Penn National Gaming, | | | | |
| Sr. Sub. Notes | 6.75 | 3/1/15 | 540,000 | 506,250 |
| Pokagon Gaming Authority, | | | | |
| Sr. Notes | 10.38 | 6/15/14 | 3,495,000 a,b | 3,630,431 |
| Resorts International Hotel and | | | | |
| Casino, Gtd. Notes | 11.50 | 3/15/09 | 1,020,000 b | 1,106,700 |
| Royal Caribbean Cruises, | | | | |
| Sr. Notes | 8.75 | 2/2/11 | 1,575,000 b | 1,701,071 |
| Scientific Games, | | | | |
| Gtd. Notes | 6.25 | 12/15/12 | 2,375,000 b | 2,232,500 |
| Seneca Gaming, | | | | |
| Sr. Unscd. Notes, Ser. B | 7.25 | 5/1/12 | 875,000 | 852,031 |
| Speedway Motorsports, | | | | |
| Sr. Sub. Notes | 6.75 | 6/1/13 | 2,100,000 b | 2,047,500 |
| Turning Stone Casino Resort | | | | |
| Enterprise, Sr. Notes | 9.13 | 12/15/10 | 690,000 a,b | 700,350 |
| Wheeling Island Gaming, | | | | |
| Gtd. Notes | 10.13 | 12/15/09 | 1,000,000 | 1,038,750 |
| Wynn Las Vegas Capital, | | | | |
| First Mortgage Notes | 6.63 | 12/1/14 | 1,331,000 b | 1,261,122 |
| | | | | **41,347,406** |

**Machinery--3.8%**

Case New Holland,

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 9.25 | 8/1/11 | 3,270,000 b | 3,458,025 |
| Columbus McKinnon, | | | | |
| Sr. Sub. Notes | 8.88 | 11/1/13 | 615,000 | 630,375 |
| Douglas Dynamics, | | | | |
| Gtd. Notes | 7.75 | 1/15/12 | 3,100,000 a,b | 2,960,500 |
| Terex, | | | | |
| Gtd. Notes | 7.38 | 1/15/14 | 3,415,000 b | 3,415,000 |
| Terex, | | | | |
| Gtd. Notes, Ser. B | 10.38 | 4/1/11 | 1,500,000 b | 1,593,750 |
| | | | | **12,057,650** |
| **Manufacturing--.9%** | | | | |
| Bombardier, | | | | |
| Notes | 6.30 | 5/1/14 | 1,275,000 a,b | 1,115,625 |
| JB Poindexter & Co, | | | | |
| Gtd. Notes | 8.75 | 3/15/14 | 2,259,000 b | 1,841,085 |
| | | | | **2,956,710** |
| **Media--7.9%** | | | | |
| Adelphia Communications, | | | | |
| Sr. Notes, Ser. B | 7.75 | 1/15/09 | 1,550,000 c | 852,500 |
| Cablevision Systems, | | | | |
| Sr. Notes, Ser. B | 9.62 | 4/1/09 | 850,000 e | 905,250 |
| CBD Media, | | | | |
| Gtd. Notes | 8.63 | 6/1/11 | 200,000 | 200,000 |
| CCO Holdings/Capital, | | | | |
| Sr. Notes | 8.75 | 11/15/13 | 2,466,000 b | 2,416,680 |
| CSC Holdings, | | | | |
| Sr. Notes | 7.25 | 4/15/12 | 2,855,000 a,b | 2,769,350 |
| CSC Holdings, | | | | |
| Sr. Notes, Ser. B | 8.13 | 7/15/09 | 1,150,000 b | 1,175,875 |
| Dex Media East/Finance, | | | | |
| Gtd. Notes | 9.88 | 11/15/09 | 178,000 | 189,125 |
| Dex Media East/Finance, | | | | |
| Gtd. Notes, Ser. B | 12.13 | 11/15/12 | 2,060,000 b | 2,322,650 |
| Dex Media West/Finance, | | | | |
| Sr. Sub. Notes, Ser. B | 9.88 | 8/15/13 | 4,165,000 b | 4,534,623 |
| DirecTV Holdings/Financing, | | | | |
| Sr. Notes | 8.38 | 3/15/13 | 750,000 | 789,375 |
| Entercom Radio/Capital, | | | | |
| Gtd. Notes | 7.63 | 3/1/14 | 425,000 | 426,062 |
| Kabel Deutschland, | | | | |
| Gtd. Notes | 10.63 | 7/1/14 | 1,268,000 a | 1,344,080 |
| LBI Media, | | | | |
| Sr. Discount Notes | 0/11.00 | 10/15/13 | 1,392,000 b,d | 1,134,480 |
| Lodgenet Entertainment, | | | | |
| Sr. Sub. Debs. | 9.50 | 6/15/13 | 419,000 b | 448,330 |
| Nexstar Finance Holdings, | | | | |
| Sr. Discount Notes | 0/11.38 | 4/1/13 | 2,245,000 b,d | 1,829,675 |
| Pegasus Communications, | | | | |
| Notes, Ser. B | 12.50 | 8/1/07 | 1,657,592 b,c | 176,119 |
| Radio One, | | | | |
| Gtd. Notes, Ser. B | 8.88 | 7/1/11 | 1,555,000 b | 1,619,144 |
| Salem Communications Holding, | | | | |
| Gtd. Notes, Ser. B | 9.00 | 7/1/11 | 2,121,000 b | 2,221,748 |
| | | | | **25,355,066** |
| **Oil & Gas--12.0%** | | | | |
| ANR Pipeline, | | | | |
| Debs. | 7.38 | 2/15/24 | 50,000 b | 48,696 |
| ANR Pipeline, | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 8.88 | 3/15/10 | 2,230,000 b | 2,366,594 |
| ANR Pipeline, | | | | |
| Sr. Notes | 7.00 | 6/1/25 | 95,000 b | 88,908 |
| Chesapeake Energy, | | | | |
| Sr. Unscd. Notes | 7.63 | 7/15/13 | 600,000 | 606,750 |
| Colorado Interstate Gas, | | | | |
| Sr. Notes | 5.95 | 3/15/15 | 460,000 | 420,338 |
| Dynegy Holdings, | | | | |
| Sr. Unscd. Notes | 8.38 | 5/1/16 | 3,230,000 a,b | 3,197,700 |
| El Paso Production Holding, | | | | |
| Gtd. Notes | 7.75 | 6/1/13 | 2,321,000 b | 2,350,013 |
| El Paso, | | | | |
| Debs. | 6.50 | 6/1/08 | 862,000 a,b | 859,845 |
| El Paso, | | | | |
| Notes | 7.63 | 9/1/08 | 3,893,000 a,b | 3,961,127 |
| El Paso, | | | | |
| Notes | 7.75 | 6/15/10 | 3,942,000 a,b | 4,020,840 |
| Hanover Compressor, | | | | |
| Gtd. Notes | 8.63 | 12/15/10 | 921,000 b | 957,840 |
| Hanover Compressor, | | | | |
| Sr. Notes | 9.00 | 6/1/14 | 1,263,000 b | 1,326,150 |
| Hanover Equipment Trust, | | | | |
| Scd. Notes, Ser. B | 8.75 | 9/1/11 | 1,452,000 b | 1,502,820 |
| McMoRan Exploration, | | | | |
| Sr. Notes | 5.25 | 10/6/11 | 891,000 a | 1,078,110 |
| Northwest Pipeline, | | | | |
| Gtd. Notes | 8.13 | 3/1/10 | 2,200,000 b | 2,299,000 |
| Pogo Producing, | | | | |
| Sr. Sub. Notes | 6.63 | 3/15/15 | 1,875,000 b | 1,741,406 |
| Southern Natural Gas, | | | | |
| Unsub. Notes | 8.88 | 3/15/10 | 1,795,000 b | 1,904,949 |
| Whiting Petroleum, | | | | |
| Sr. Sub. Notes | 7.25 | 5/1/13 | 2,225,000 b | 2,141,563 |
| Williams Cos., | | | | |
| Notes | 6.99 | 10/1/10 | 3,000,000 a,b,e | 3,052,500 |
| Williams Cos., | | | | |
| Notes | 7.13 | 9/1/11 | 1,925,000 b | 1,934,625 |
| Williams Cos., | | | | |
| Notes | 7.88 | 9/1/21 | 1,900,000 b | 1,938,000 |
| Williams Cos., | | | | |
| Sr. Notes | 7.63 | 7/15/19 | 500,000 | 510,000 |
| | | | | **38,307,774** |
| **Packaging & Containers--8.5%** | | | | |
| Ball, | | | | |
| Gtd. Notes | 6.88 | 12/15/12 | 2,250,000 b | 2,216,250 |
| Berry Plastics, | | | | |
| Gtd. Notes | 10.75 | 7/15/12 | 1,040,000 b | 1,131,000 |
| Crown Americas/Capital, | | | | |
| Sr. Notes | 7.63 | 11/15/13 | 7,225,000 a,b | 7,134,687 |
| Crown Americas/Capital, | | | | |
| Sr. Notes | 7.75 | 11/15/15 | 4,125,000 a,b | 4,083,750 |
| Norampac, | | | | |
| Sr. Notes | 6.75 | 6/1/13 | 1,500,000 | 1,357,500 |
| Owens Brockway Glass Container, | | | | |
| Gtd. Notes | 6.75 | 12/1/14 | 445,000 | 414,963 |
| Owens Brockway Glass Container, | | | | |
| Gtd. Notes | 7.75 | 5/15/11 | 900,000 b | 911,250 |
| Owens Brockway Glass Container, | | | | |

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 8.25 | 5/15/13 | 450,000 b | 453,375 |
| Owens Brockway Glass Container, | | | | |
| Gtd. Notes | 8.88 | 2/15/09 | 1,000,000 b | 1,035,000 |
| Owens Brockway Glass Container, | | | | |
| Scd. Notes | 8.75 | 11/15/12 | 133,000 | 139,151 |
| Owens-Illinois, | | | | |
| Debs. | 7.50 | 5/15/10 | 900,000 | 884,250 |
| Owens-Illinois, | | | | |
| Debs. | 7.80 | 5/15/18 | 1,815,000 b | 1,715,175 |
| Plastipak Holdings, | | | | |
| Sr. Notes | 8.50 | 12/15/15 | 2,400,000 a,b | 2,412,000 |
| Smurfit-Stone Container | | | | |
| Enterprises, Sr. Notes | 9.75 | 2/1/11 | 2,525,000 b | 2,607,063 |
| Solo Cup, | | | | |
| Sr. Sub. Notes | 8.50 | 2/15/14 | 800,000 | 696,000 |
| | | | | **27,191,414** |
| **Paper & Forest Products--2.3%** | | | | |
| Appleton Papers, | | | | |
| Sr. Sub. Notes, Ser. B | 9.75 | 6/15/14 | 2,709,000 b | 2,749,635 |
| Buckeye Technologies, | | | | |
| Sr. Notes | 8.50 | 10/1/13 | 1,150,000 b | 1,098,250 |
| Buckeye Technologies, | | | | |
| Sr. Sub Notes | 9.25 | 9/15/08 | 651,000 b | 652,627 |
| Georgia-Pacific, | | | | |
| Sr. Notes | 8.00 | 1/15/24 | 805,000 | 764,750 |
| Temple-Inland, | | | | |
| Bonds | 6.63 | 1/15/18 | 1,975,000 b | 1,968,927 |
| | | | | **7,234,189** |
| **Property/Casualty Insurance--1.0%** | | | | |
| Hanover Insurance Group, | | | | |
| Debs. | 7.63 | 10/15/25 | 3,300,000 b | **3,324,529** |
| **Real Estate Investment Trusts--1.4%** | | | | |
| BF Saul Reit, | | | | |
| Scd. Notes | 7.50 | 3/1/14 | 2,210,000 b | 2,254,200 |
| Host Marriott, | | | | |
| Gtd. Notes, Ser. I | 9.50 | 1/15/07 | 90,000 | 92,700 |
| Host Marriott, | | | | |
| Sr. Notes, Ser. M | 7.00 | 8/15/12 | 2,150,000 b | 2,141,937 |
| | | | | **4,488,837** |
| **Retail--1.7%** | | | | |
| Amerigas Partners, | | | | |
| Sr. Unscd. Notes | 7.25 | 5/20/15 | 1,100,000 b | 1,045,000 |
| Central European Distribution, | | | | |
| Scd. Bonds            EUR | 8.00 | 7/25/12 | 650,000 a,g | 894,782 |
| Neiman-Marcus Group, | | | | |
| Sr. Unscd. Notes | 9.00 | 10/15/15 | 525,000 a | 551,250 |
| Rite Aid, | | | | |
| Gtd. Notes | 12.50 | 9/15/06 | 899,000 | 912,485 |
| Rite Aid, | | | | |
| Scd. Notes | 8.13 | 5/1/10 | 1,035,000 b | 1,045,350 |
| VICORP Restaurants, | | | | |
| Sr. Notes | 10.50 | 4/15/11 | 966,000 b | 864,570 |
| | | | | **5,313,437** |
| **State/Government Obligations--2.0%** | | | | |
| Michigan Tobacco Settlement | | | | |
| Finance Authority, Tobacco | | | | |
| Settlement Asset-Backed Bonds | 6.00 | 6/1/28 | 750,000 b | 732,105 |
| Michigan Tobacco Settlement | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Finance Authority, Tobacco Settlement Asset-Backed Bonds | | 7.31 | 6/1/34 | 2,375,000 | 2,372,269 |
| Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds | | 6.50 | 6/1/23 | 3,485,000 b | 3,390,138 |
| | | | | | **6,494,512** |
| **Technology--3.5%** | | | | | |
| Dresser, Gtd. Notes | | 9.88 | 4/15/11 | 1,950,000 b | 1,984,125 |
| Fisher Scientific International, Sr. Sub. Notes | | 6.13 | 7/1/15 | 1,350,000 b | 1,307,812 |
| Freescale Semiconductor, Sr. Notes | | 6.88 | 7/15/11 | 3,190,000 b | 3,221,900 |
| Freescale Semiconductor, Sr. Notes | | 7.13 | 7/15/14 | 1,425,000 | 1,446,375 |
| Imax, Gtd. Notes | | 9.63 | 12/1/10 | 919,000 b | 946,570 |
| Sensata Technologies, Sr. Sub. Notes | EUR | 9.00 | 5/1/16 | 1,450,000 a,g | 1,875,043 |
| Sungard Data Systems, Sr. Unscd. Notes | | 9.43 | 8/15/13 | 300,000 a,e | 315,375 |
| | | | | | **11,097,200** |
| **Telecommunications--11.8%** | | | | | |
| American Tower, Sr. Notes | | 7.13 | 10/15/12 | 1,329,000 b | 1,332,322 |
| American Towers, Gtd. Notes | | 7.25 | 12/1/11 | 1,100,000 b | 1,130,250 |
| Hawaiian Telecom Communications, Gtd. Notes, Ser. B | | 10.79 | 5/1/13 | 1,050,000 e | 1,065,750 |
| Intelsat Bermuda, Sr. Notes | | 11.25 | 6/15/16 | 2,705,000 a,h | 2,786,150 |
| Intelsat Bermuda, Sr. Notes | | 11.64 | 6/15/13 | 2,000,000 a,e,h | 2,050,000 |
| Intelsat Subsidiary Holding, Gtd. Notes | | 9.61 | 1/15/12 | 1,250,000 e | 1,268,750 |
| Intelsat Subsidiary Holding, Sr. Notes | | 8.25 | 1/15/13 | 1,370,000 | 1,366,575 |
| Nordic Telephone Holdings, Sr. Notes | EUR | 8.25 | 5/1/16 | 1,450,000 a,g | 1,905,550 |
| Nortel Networks, Gtd. Notes | | 10.75 | 7/15/16 | 350,000 a | 357,875 |
| PanAmSat, Gtd. Notes | | 9.00 | 6/15/16 | 360,000 a,h | 367,200 |
| Pegasus Satellite Communications, Sr. Notes | | 0.00 | 8/1/06 | 387,346 c | 41,156 |
| Qwest, Sr. Notes | | 7.88 | 9/1/11 | 200,000 | 203,500 |
| Qwest, Sr. Notes | | 8.58 | 6/15/13 | 2,650,000 b,e | 2,815,625 |
| Qwest, Bank Note, Ser. A | | 8.53 | 6/30/07 | 1,058,000 e | 1,075,854 |
| Qwest, Bank Note, Ser. B | | 6.95 | 6/30/10 | 500,000 e | 492,500 |
| Rogers Wireless, Debs. | | 9.75 | 6/1/16 | 1,750,000 b | 2,025,625 |
| Rogers Wireless, Scd. Notes | | 7.25 | 12/15/12 | 2,000,000 b | 2,025,000 |
| Rogers Wireless, | | | | | |

| | | | | |
|---|---|---|---|---|
| Scd. Notes | 9.63 | 5/1/11 | 1,136,000 b | 1,249,600 |
| Rural Cellular, | | | | |
| Sr. Notes | 9.88 | 2/1/10 | 610,000 | 630,587 |
| UbiquiTel Operating, | | | | |
| Sr. Notes | 9.88 | 3/1/11 | 1,330,000 b | 1,453,025 |
| US Unwired, | | | | |
| Scd. Notes, Ser. B | 10.00 | 6/15/12 | 2,172,000 b | 2,421,780 |
| Wind Acquisition Finance, | | | | |
| Gtd. Bonds | 10.75 | 12/1/15 | 575,000 a | 613,812 |
| Windstream, | | | | |
| Sr. Notes | 8.13 | 8/1/13 | 4,420,000 a,h | 4,530,500 |
| Windstream, | | | | |
| Sr. Notes | 8.63 | 8/1/16 | 4,475,000 a,h | 4,598,063 |
| | | | | **37,807,049** |
| **Textiles & Apparel--2.2%** | | | | |
| Invista, | | | | |
| Notes | 9.25 | 5/1/12 | 4,260,000 a,b | 4,494,300 |
| Levi Strauss & Co., | | | | |
| Sr. Notes | 12.25 | 12/15/12 | 2,166,000 b | 2,404,260 |
| | | | | **6,898,560** |
| **Transportation--3.0%** | | | | |
| CHC Helicopter, | | | | |
| Sr. Sub. Notes | 7.38 | 5/1/14 | 1,476,000 b | 1,424,340 |
| Greenbrier Cos., | | | | |
| Gtd. Notes | 8.38 | 5/15/15 | 1,375,000 | 1,411,094 |
| Grupo Transportacion Ferroviaria | | | | |
| Mexicana, Gtd. Notes | 10.25 | 6/15/07 | 5,000,000 b | 5,175,000 |
| Gulfmark Offshore, | | | | |
| Gtd. Notes | 7.75 | 7/15/14 | 1,745,000 b,e | 1,710,100 |
| | | | | **9,720,534** |
| **Waste Management--.1%** | | | | |
| WCA Waste, | | | | |
| Sr. Notes | 9.25 | 6/15/14 | 415,000 a | **421,225** |
| **Total Bonds and Notes** | | | | |
| (cost $460,261,194) | | | | **453,682,257** |

| Preferred Stocks--2.7% | Shares | Value ($) |
|---|---|---|
| **Banking--1.3%** | | |
| Sovereign Capital Trust IV, | | |
| Conv., Cum. $2.1875 | 92,250 | **4,197,375** |
| **Media--1.4%** | | |
| Paxson Communications, | | |
| Conv., Cum. $975 | 303 a | 2,111,688 |
| Paxson Communications, | | |
| Non. Conv., Cum. $1425 | 4 | 35,133 |
| Spanish Broadcasting System, | | |
| Non. Conv., Cum. $107.50 | 2,125 | 2,364,296 |
| | | **4,511,117** |
| **Total Preferred Stocks** | | |
| (cost $9,866,314) | | **8,708,492** |

| Common Stocks--.9% | | |
|---|---|---|
| **Chemicals--.0%** | | |
| Huntsman | 8,533 l | **147,792** |
| **Electric Utilities--.5%** | | |
| Mirant | 50,796 l | **1,361,326** |
| **Machinery--.2%** | | |
| Terex | 5,245 l | **517,681** |

**Oil & Gas--.2%**

| | | |
|---|---|---|
| Williams Cos. | 30,528 | **713,134** |
| **Total Common Stocks** | | |
| (cost $2,738,723) | | **2,739,933** |

**Other Investment--5.8%**

**Registered Investment Company;**

Dreyfus Institutional Preferred
    Plus Money Market Fund

| | | |
|---|---|---|
| (cost $18,452,000) | 18,452,000 j | **18,452,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $491,318,231) | **150.9%** | 483,582,682 |
| **Liabilities, Less Cash and Receivables** | **(50.9%)** | (163,091,847) |
| **Net Assets** | **100.0%** | 320,490,835 |

a    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be
      resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006,
      these securities amounted to $123,454,957 or 38.5% of net assets.

b    Collateral for Revolving Credit and Security Agreement.

c    Non-income producing--security in default.

d    Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e    Variable rate security--interest rate subject to periodic change.

f    Security linked to a portfolio of debt securities.

g    Principal amount stated in U.S. Dollars unless otherwise noted. EUR--Euro

h    Purchased on a delayed delivery basis.

i    Non-income producing security.

j    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.